

June 16, 2020

Ophir Yakovian
Chief Financial Officer
Caesarstone Ltd.
Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel

> **Re: Caesarstone Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed March 23, 2020**
> **Form 6-K filed May 6, 2020**
> **File No. 001-35464**

Dear Mr. Yakovian:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 6-K filed on May 6, 2020

Exhibit 99.1, page 1

1. We note your disclosure that "Beginning with first quarter 2020 results, the Company has modified its presentation of regional revenue reporting to align with the Company's new organizational structure, and strategic initiatives across its global footprint" and you have four geographic regions that comprise the Americas, Asia/Pacific (APAC), Europe/Middle East/Africa (EMEA) and Israel. Please address the following:
   - Explain your new organizational structure, including the roles of regional managing directors;
   - Tell us how you assessed whether each geographic region is an operating segment as defined in ASC 280-10-50-1. If you have determined that your geographic regions are operating segments that can be aggregated, demonstrate how you determined that aggregation complies with the requirements of ASC 280-10-50-11, including similar

economic characteristics. If you have determined that your geographic regions are not operating segments, explain how you made that determination;

- Identify your CODM and explain how that determination was made; and
- Describe the nature and extent of the financial information reviewed by your CODM to assess performance and allocate resources, including specifically addressing the nature and extent of financial information available by geographic region.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing